As filed with the Securities and Exchange Commission on November 19, 2008

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

_______________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

ANNUAL REPORT

of the

Nordic Investment Bank

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Executive Director

Nordic-Baltic Executive Director’s Office

International Monetary Fund

700 19th Street, N.W.

Washington, D.C. 20431

Copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Main Tower, Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS
EXPLANATORY NOTE
SIGNATURE
Exhibit Index
Exhibit VI
Exhibit VII

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this Annual Report on Form 18-K, as amended (the “Amended 18-K”) may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB”) assumes no obligation to update any forward-looking information contained in this Amended 18-K.

EXPLANATORY NOTE

NIB, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B), relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-142934, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit VI       Financial Information January – August 2008 (unaudited)

Exhibit VII      Preliminary Comments on NIB's Activities in 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 19th day of November 2008.

By:	/s/ Juha Kotajoki
Juha Kotajoki
Vice-President Risk Management and Accounting

Exhibit Index

Exhibit VI	Financial Information January – August 2008 (unaudited)
Exhibit VII	Preliminary Comments on NIB's Activities in 2008